November 12, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES PROCESS FOR CONDITIONAL CONVERSION OF PRIMEWEST CONVERTIBLE DEBENTURES

CALGARY:  PrimeWest Energy Trust (“PrimeWest” or the "Trust") (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) announces today the issuance of a notice explaining the process by which holders of any of the 7.50% convertible unsecured subordinated series I debentures, 7.75% convertible unsecured subordinated series II debentures or the 6.50% convertible unsecured subordinated series III debentures of the Trust (collectively, the "PrimeWest Convertible Debentures") may convert their PrimeWest Convertible Debentures into trust units of the Trust ("Units") conditional on the Arrangement described below becoming effective.

On September 24, 2007 PrimeWest announced that it had entered into an agreement (the “Arrangement Agreement”) with 1350849 Alberta Ltd. (“Purchaser”) and TAQA North Ltd., both of which are wholly-owned subsidiaries of Abu Dhabi National Energy Company PJSC.  The Arrangement Agreement provides for the acquisition by Purchaser of all of the issued and outstanding Units of PrimeWest (the “Units”) and all of the issued and outstanding exchangeable shares (the “Exchangeable Shares”) of PrimeWest Energy Inc. ("PEI") for a cash consideration of C$26.75 per Unit, all pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”).

An Information Circular mailed to Securityholders in late October 2007 contains a detailed description of the Arrangement and is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml), as well as on the PrimeWest website at www.primewestenergy.com.  The Special Meeting of PrimeWest securityholders to vote on the Arrangement will be held Wednesday, November 21, 2007 at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 3:00 p.m. Mountain Standard Time.

Registered holders of PrimeWest Convertible Debentures may convert all or part of their PrimeWest Convertible Debentures into Trust Units and participate in the Arrangement by duly completing and signing the conversion notice located on the back of the PrimeWest Convertible Debenture certificate and delivering the conversion notice with the certificate to Computershare Trust Company of Canada at its offices located at Suite 710, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8 or 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by no later than 5:00 PM (Calgary time) on Tuesday, November 20, 2007 (or if the effective date does not occur on November 23, 2007 such other day which is the third business day prior to the effective day of the Arrangement).

Alternatively, registered holders may elect to convert all or part of their PrimeWest Convertible Debentures conditional upon the completion of the Arrangement by completing and signing the conditional conversion notice available on the PrimeWest website (www.primewestenergy.com) or from Computershare at the address above.

Beneficial holders who hold their PrimeWest Convertible Debentures through a broker, nominee or intermediary who wish to irrevocably convert or conditionally convert their PrimeWest Convertible Debentures into Trust Units, should provide instructions to their broker, nominee, or intermediary, as applicable.  The date of conversion for any conditional conversions will be deemed to be immediately prior to the effective time on the effective date of the Arrangement.

If the PrimeWest securityholders do not approve the Arrangement, or court approval, or other regulatory approvals are not obtained, or the Arrangement does not proceed for any other reason, all conditional conversions will be considered to be null and void and the PrimeWest Convertible Debentures will not be converted.  Any holder who nonetheless wishes to convert PrimeWest Convertible Debentures will be required to send a conversion notice in the manner explained in the trust indenture governing the PrimeWest Convertible Debentures. Unconditional conversions will be effective regardless of whether or not the Arrangement proceeds.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. ("PEI") trade on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825